1313 N. Market Street
Suite 5100
Wilmington, DE 19899-1709
302.777.6500
Fax 302.656.8865
Benjamin Strauss
straussb@pepperlaw.com
302.777.6564

June 11, 2008

by EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E
Washington DC 20549
Attn. Barbara C. Jacobs, Esq.

Re:	SecureLogic Corp.
Preliminary Information Statement on Schedule 14C
Filed June 2, 2008
File No. 0-28099

Dear Ms. Jacobs:

On behalf of SecureLogic Corp. (the “Company”), we are responding to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated June 10, 2008 with respect to the preliminary information statement (the “Information Statement”) filed with the Commission on June 2, 2008. The information statement was filed pursuant to the requirements of Schedule 14C under the Securities Exchange Act of 1934.

We appreciate the opportunity to address your comments regarding the information materials. We have organized our response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the response to the Staff’s comments.

1.
The actions discussed in your filing appear to fall within Item 14(a)(4) of Schedule 14A. Please advise us why you have not provided financial information about your company pursuant to Item 14(c)(1) and pro forma financial information showing the effect of the transaction on your company pursuant to Item 14(b)(11). For additional guidance,

Securities and Exchange Commission
Barbara C. Jacobs, Esq.
June 11, 2008

please see Interpretation H.6 of the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, dated July 2000. Please note that while Interpretation H.6 addresses itself to proxy materials soliciting votes with respect to an asset sale, it also applies to information statements distributed in lieu of a shareholder meeting. See Item 1 of Schedule 14C, which requires companies to furnish in their preliminary information statement all the information called for by all of the items of Schedule 14A, which would be applicable to any matter to be acted upon at a shareholder meeting if proxies were to be solicited in connection with the meeting.

Company Response:

It is the Company’s belief that no financial statements or pro forma financial information is required because the actions described in the filing constitute a reversal of a previously reported transaction, referred to in the filing as the “2005 Acquisition”, and not a sale or other transfer of assets falling within the scope of Item 14(a)(4) of Schedule 14A. The transaction is the outcome a settlement agreement (the “Settlement Agreement”) approved by the US District Court for the Southern District of New York on May 2, 2008 that unwinds the 2005 Acquisition and returns the business acquired in the 2005 Acquisition.

Further even if Item 14(a)(4) were implicated, there is limited information that could be made available to shareholders. First, the entity which will receive the assets following the reversal of the 2005 Acquisition has not yet been incorporated (and will not be incorporated until after the Company’s shareholders approve the Settlement Agreement) and thus has no financial statements which can be disclosed pursuant to Rule 14(c)(1) of Schedule 14A. Second, the information statement describes the effects of the transaction on the Company following the reversal of the 2005 Acquisition: the Company will have, in essence, divested itself of all assets of the previously acquired business other than $350,000 ($250,000 in cash plus $100,000 payable by promissory notes) and the entitlement to four iScreen licenses, the exact monetary value of which is not known. Since the Company believes that the effect of the reversal of the 2005 Acquisition would only require limited pro forma adjustments to the Company’s financial statements and those adjustments would be easily understood by its shareholders through the Company’s furnishing of the narrative description of the pro forma effects of the transaction in the Information Statement, the pro forma information requirements of Rule 11-02(b) of Regulation S-X would be satisfied.

In light of the above, the Company believes that the financial statements and pro forma financial information are not required to be included in the Information Statement.

Securities and Exchange Commission
Barbara C. Jacobs, Esq.
June 11, 2008

In connection with the response to the Staff’s comment, attached is a letter from the Company with respect to the required acknowledgements.

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this letter to the undersigned at 302-777-6564.

Sincerely,

Benjamin Strauss

secure logic

June 11, 2008

US Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E
Washington DC 20549

Dear Ms. Jacobs:

Pursuant to the comment letter of the staff of the Securities and Exchange Commission (the "Commission") dated June 10, 2008 in connection with the preliminary information statement filed by SecureLogic Corp. (the "Company") with the Commission on June 2, 2008, as requested, the Company hereby acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

SECURELOGIC CORP.

Gary Koren
Chairman, Chief Executive Officer and President

SecureLogic Corp.
802 West Street, Wilmington, DE 19801, USA Tel: 1-866-669-6120 Fax: 1-866-669-6118
43 Hamelacha St., New Industrial Zone Netanya 42505, Israel Tel: +972-9-885-5565 Fax: +972-9-885-5564
www.secure-logic.net